                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)


                                 Fansteel, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK, par value $2.50
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   307260109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


        Pamela B. Johnson, Esq., P. O. Box 5041, Thousand Oaks, CA 91359
                                 (818) 597-3754
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                         1 OF 15

CUSIP No. 307260109                    13D                OMB Number: 3235-0145


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Lincolnshire Associates, Ltd.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    860,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    860,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     860,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.99%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                         2 OF 15

CUSIP No. 307260109                    13D                OMB Number: 3235-0145


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Portshire Corp.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    860,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    860,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     860,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.99%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                         3 OF 15

CUSIP No. 307260109                    13D                OMB Number: 3235-0145


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Blackfriars Corp.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    860,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    860,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     860,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.99%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                         4 OF 15

CUSIP No. 307260109                    13D                OMB Number: 3235-0145


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Employees' Retirement Plan of Consolidated Electrical Distributors, Inc.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         234,900

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         234,900

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     234,900

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.70%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     EP

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                         5 OF 15

CUSIP No. 307260109                    13D                OMB Number: 3235-0145


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Richard W. Colburn

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         268,100

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         268,100

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     268,100

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.08%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 307260109                      13D                             6 OF 15

                                  INTRODUCTION

         Lincolnshire Associates, Ltd., a Texas limited partnership, hereby files this Statement on Schedule 13D (the "Statement") on behalf of the Reporting Persons identified in Item 2 below pursuant to the Agreement With Respect to Schedule 13D attached hereto as Exhibit 7(1).

         Item 1:  Security and Issuer.

         The class of equity securities to which this Statement relates is the common stock, $2.50 par value (the "Common Stock"), of Fansteel, Inc. (the "Issuer"), a corporation incorporated under the laws of Delaware, whose principal executive offices are located at Number One Tantalum Place, North Chicago, IL 60064.

         Item 2:  Identity and Background.

         This Statement is filed on behalf of Lincolnshire Associates, Ltd., a Texas limited partnership ("Lincolnshire"), Portshire Corp., a Texas corporation ("Portshire Corp."), Blackfriars Corp., a Delaware corporation ("Blackfriars"), Employees' Retirement Plan of Consolidated Electrical Distributors, Inc., a defined benefit plan ("CED Pension Plan"), and Richard W. Colburn, an individual resident of Illinois ("R. Colburn") (collectively, the "Reporting Persons").

         a.       Lincolnshire.

         The principal executive offices of Lincolnshire Associates are located at 2550 Midway Road, Suite 220, Carrollton, Texas 75006, c/o Portshire Corp. Lincolnshire Associates is a Texas limited partnership formed for the purpose of making investments.

CUSIP NO. 307260109                      13D                             7 OF 15

         b.       Portshire Corp.

         The principal executive offices of Portshire Corp. are located at 2550 Midway Road, Suite 220, Carrollton, Texas 75006. Portshire Corp. is a Texas corporation. Portshire Corp. is wholly owned by Blackfriars Corp. and is the sole general partner of Lincolnshire. Portshire Corp. manages real properties and services real estate secured loans. The directors and executive officers of Portshire Corp. are set forth in Exhibit 2(b) of this Statement.

         c.       Blackfriars.

         The principal executive offices of Blackfriars are located at 31356 Via Colinas, Westlake Village, California 91362. Blackfriars is a Delaware corporation whose principal business is as a holding company. The directors and executive officers are set forth in Exhibit 2(c) to this Statement.

         e.       CED Pension Plan.

         The principal executive Offices of CED Pension Plan are located at 700
S. Flower Street, Los Angeles, California 90071, c/o BNY Western Trust Company. CED Pension Plan is a defined benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 ("ERISA"). CED Pension Plan is organized as a trust under the laws of California.

         f.       R. Colburn.

         R. Colburn's business address is 555 Skokie Blvd., Suite 555, Northbrook, Illinois 60062. R. Colburn is an individual resident of Illinois whose occupation is business executive.

CUSIP NO. 307260109                      13D                            8 OF 15


         During the last five years none of the Reporting Persons, nor any of their individual directors or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


         Item 3:  Source and Amount of Funds or Other Consideration.

         Between August 20, 1993 and December 12, 2001, the Reporting Persons purchased, in a series of broker-assisted purchases on the open market, 1,363,000 shares of the Issuer's Common Stock, 1,010,000 shares of which were purchased after December 5, 2001. The total funds required to complete the purchases was $1,735,886 (inclusive of broker commissions).

         Between December 6, 2001 and December 11, 2001, Lincolnshire Associates, Ltd., in a series of broker-assisted purchases on the open market, purchased a total of 860,000 shares of the Issuer's Common Stock. The total funds required to complete the purchase was $108,050. All funds were obtained from Lincolnshire's working capital.

         Between August 27, 1998 and December 12, 2001, CED Pension Plan purchased, in a series of broker-assisted purchases on the open market, 234,900 shares of the Issuer's Common Stock. The total funds required to complete the purchases was $752,393 (inclusive of broker commissions). All funds were obtained from CED Pension Plan's general assets.

CUSIP NO. 307260109                      13D                             9 OF 15


         Between September 20, 1993 and December 10, 2001, Richard W. Colburn, in a series of broker-assisted purchases on the open market, purchased a total of 268,100 shares of the Issuer's Common Stock. The total funds required to complete the purchases was $875,443. All funds were obtained from Colburn's personal funds.
         A table identifying each purchase is included in Item 5(c).

         Item 4:  Purpose of Transaction.

         The Reporting Persons acquired the shares of the Common Stock reported herein for investment purposes. Consistent with such purposes, the Reporting Persons may have discussions with management and other shareholders of the Issuer concerning various operational and financial aspects of the Issuer's business. The Reporting Persons may, in the future, also have discussions with management, directors and other shareholders of the Issuer concerning various ways of maximizing long-term shareholder value.
\
         Depending on the market conditions and other factors that each of the Reporting Persons may deem material to its investment decision, each Reporting Person may purchase additional shares of the Common Stock in the open market or in private transactions. Depending on these same factors, any Reporting Person may sell all or a portion of the shares of the Common Stock that it now owns or hereafter may acquire on the open market or in private transactions.

         Item 5:  Interest in Securities of the Issuer.

(a) and (b) The aggregate number of shares and percentage of Common Stock of the Issuer (based on the Issuer's report of Form 10Q that it had 8,698,858 shares of Common Stock outstanding as of September 30, 2001) beneficially owned by each person named in Item 2, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition is set forth in the following table.

CUSIP NO. 307260109                      13D                            10 OF 15


Reporting Person   No. of    Percentage   Power to Vote     Power to Dispose
                   Shares     of Class    Shared     Sole   Shared      Sole
                   Benef.
                   Owned
--------------------------------------------------------------------------------
Lincolnshire       860,000    9.99%      860,000           860,000
--------------------------------------------------------------------------------
Portshire Corp.    860,000(1) 9.99%      860,000(1)        860,000(1)
--------------------------------------------------------------------------------
Blackfriars        860,000(1) 9.99%      860,000(1)        860,000(1)
--------------------------------------------------------------------------------
CED Pension Plan   234,900    2.70%                234,900             234,900
--------------------------------------------------------------------------------
R. Colburn         268,100    3.08%                268,100             268,100
--------------------------------------------------------------------------------

         The information required by Item 5 with respect to persons with whom voting or dispositive power is shared is set forth in Item 2. The reporting persons collectively own 1,363,000 shares, representing 15.67% of the total number of shares of Common Stock outstanding.

         (c) To the best knowledge of the Reporting Persons, no person described in paragraph (a) of this Item 5 has effected any transaction in the Common Stock of the Issuer during the past 60 days other than as set forth in the table below:

Date          Purchaser       # Shares      Price      Comm'n    Total Funds
                                                                   Required
--------------------------------------------------------------------------------
12/6/01      Lincolnshire     300,000       $0.12     $1,500     $   37,500
--------------------------------------------------------------------------------
12/7/01      Lincolnshire      60,000       $0.125    $  300     $    7,800
--------------------------------------------------------------------------------
12/10/01     Lincolnshire     275,000       $0.12     $1,375     $   34,375
--------------------------------------------------------------------------------
12/10/01     Lincolnshire      25,000       $0.13     $  125     $    3,375
--------------------------------------------------------------------------------
12/11/01     Lincolnshire     200,000       $ .12     $1,000     $   25,000
--------------------------------------------------------------------------------

--------
(1) Reports indirect interest in the shares of Common Stock beneficially owned by Lincolnshire Associates.

CUSIP NO. 307260109                      13D                            11 OF 15


10/27/98    CED Pension
                     Plan            1,000          $5.75     $  80   $    5,830
--------------------------------------------------------------------------------
10/28/98    CED Pension
                     Plan           10,000          $5.56    $  800   $   56,425
--------------------------------------------------------------------------------
10/29/98    CED Pension
                     Plan            2,000          $5.43    $  160   $   11,410
--------------------------------------------------------------------------------
10/30/98    CED Pension
                     Plan            7,000          $5.63    $  560   $   39,935
--------------------------------------------------------------------------------
12/7/98     CED Pension
                     Plan            1,000          $5.19    $   60   $    5,247
--------------------------------------------------------------------------------
12/10/98    CED Pension
                     Plan            5,500          $5.50    $  330   $   30,580
--------------------------------------------------------------------------------
12/22/98    CED Pension
                     Plan           12,700          $5.50    $  762   $   70,612
--------------------------------------------------------------------------------
12/30/98    CED Pension
                     Plan              700          $5.50    $   42   $    3,892
--------------------------------------------------------------------------------
1/14/99     CED Pension
                     Plan           30,000          $5.50    $1,500   $  166,500
--------------------------------------------------------------------------------
3/10/99     CED Pension
                     Plan           15,000          $5.19    $  900   $   78,712
--------------------------------------------------------------------------------
5/21/99     CED Pension
                     Plan           10,000          $5.38    $  600   $   54,350
--------------------------------------------------------------------------------
5/26/99     CED Pension
                     Plan           10,000          $5.38    $  600   $   54,350
--------------------------------------------------------------------------------
5/27/99     CED Pension
                     Plan           25,000          $5.38    $1,500   $  135,875
--------------------------------------------------------------------------------
6/4/99      CED Pension
                     Plan            5,000          $5.38    $  300   $   27,175
--------------------------------------------------------------------------------
12/12/01    CED Pension
                     Plan          100,000          $0.13    $  500   $   13,500
--------------------------------------------------------------------------------
9-10/93     Colburn                  5,000          $8.06             $   40,287
--------------------------------------------------------------------------------
9/20/93     Colburn                    700          $7.59             $    5,311
--------------------------------------------------------------------------------
11/1/93     Colburn                    500          $7.53             $    3,766
--------------------------------------------------------------------------------
11/10/94    Colburn                  2,800          $7.16             $   20,042
--------------------------------------------------------------------------------
4/28/95     Colburn                  2,000          $6.95             $   13,907
--------------------------------------------------------------------------------
9/12/95     Colburn                  1,000          $7.19             $    7,194
--------------------------------------------------------------------------------
10/95-12/96 Colburn                  5,000          $7.61             $   38,069
--------------------------------------------------------------------------------
11/28/95    Colburn                    400          $6.61             $    2,643
--------------------------------------------------------------------------------
11/30/95    Colburn                    200          $6.65             $    1,331
--------------------------------------------------------------------------------
12/1/95     Colburn                  1,400          $6.55             $    9,164
--------------------------------------------------------------------------------
1/25/96     Colburn                  1,000          $7.70             $    7,699
--------------------------------------------------------------------------------
1/17/97     Colburn                    500          $6.72             $    3,359
--------------------------------------------------------------------------------
1/21/97     Colburn                    600          $6.71             $    4,025
--------------------------------------------------------------------------------
3/4/97      Colburn                    400          $6.73             $    2,693
--------------------------------------------------------------------------------
3/5/97      Colburn                    500          $6.72             $    3,359
--------------------------------------------------------------------------------
4/6/99      Colburn                 10,000          $5.61             $   56,063
--------------------------------------------------------------------------------
10/18/99    Colburn                  2,300          $4.46             $   10,259
--------------------------------------------------------------------------------
10/20/99    Colburn                  4,700          $4.43             $   20,828
--------------------------------------------------------------------------------
11/1/00     Colburn                  1,000          $2.44             $    2,440
--------------------------------------------------------------------------------
11/1/00     Colburn                  8,500          $2.32             $   19,678
--------------------------------------------------------------------------------
11/1/00     Colburn                 15,000          $2.56             $   38,471
--------------------------------------------------------------------------------
11/1/00     Colburn                  1,000          $2.38             $    2,377
--------------------------------------------------------------------------------
11/2/00     Colburn                 23,500          $2.57             $   60,299
--------------------------------------------------------------------------------
11/3/00     Colburn                  2,000          $2.87             $    5,731
--------------------------------------------------------------------------------
11/10/00    Colburn                  9,000          $3.34             $   30,019
--------------------------------------------------------------------------------
11/15/00    Colburn                  6,000          $3.34             $   20,049
--------------------------------------------------------------------------------
12/1/00     Colburn                 15,000          $3.70             $   55,558

CUSIP NO. 307260109                      13D                            12 OF 15

--------------------------------------------------------------------------------
12/5/00     Colburn                  1,800          $3.74             $    6,731
--------------------------------------------------------------------------------
12/7/00     Colburn                  5,100          $3.72             $   18,981
--------------------------------------------------------------------------------
12/15/00    Colburn                    100          $4.14             $      414
--------------------------------------------------------------------------------
12/20/00    Colburn                  4,900          $3.91             $   19,166
--------------------------------------------------------------------------------
12/21/00    Colburn                  4,100          $3.91             $   16,045
--------------------------------------------------------------------------------
12/22/00    Colburn                    900          $4.04             $    3,637
--------------------------------------------------------------------------------
12/22/00    Colburn                  2,500          $3.98             $    9,949
--------------------------------------------------------------------------------
12/28/00    Colburn                    900          $4.42             $    3,974
--------------------------------------------------------------------------------
12/29/00    Colburn                  1,500          $4.31             $    6,469
--------------------------------------------------------------------------------
1/3/01      Colburn                  8,700          $4.28             $   37,217
--------------------------------------------------------------------------------
1/31/01     Colburn                    400          $4.73             $    1,891
--------------------------------------------------------------------------------
2/1/01      Colburn                  3,900          $4.62             $   18,033
--------------------------------------------------------------------------------
3/01-4/01   Colburn                 16,000          $4.75             $   72,986
--------------------------------------------------------------------------------
3/15/01     Colburn                  5,000          $4.75             $   23,749
--------------------------------------------------------------------------------
3/16/01     Colburn                    700          $4.68             $    3,275
--------------------------------------------------------------------------------
5/9/01      Colburn                    500          $4.50             $    2,250
--------------------------------------------------------------------------------
5/9/01      Colburn                  4,500          $4.50             $   20,250
--------------------------------------------------------------------------------
6/11/01     Colburn                    600          $4.66             $    2,799
--------------------------------------------------------------------------------
7/31/01     Colburn                 10,000          $3.50             $   34,961
--------------------------------------------------------------------------------
7/31/01     Colburn                  5,000          $3.55             $   17,734
--------------------------------------------------------------------------------
7/31/01     Colburn                  5,000          $3.63             $   18,132
--------------------------------------------------------------------------------
10/3/01     Colburn                  7,000          $2.89             $   20,261
--------------------------------------------------------------------------------
10/9/01     Colburn                  1,000          $3.05             $    3,046
--------------------------------------------------------------------------------
10/11/01    Colburn                  2,000          $3.01             $    6,014
--------------------------------------------------------------------------------
11/5/01     Colburn                  6,000          $2.95             $   17,678
--------------------------------------------------------------------------------
12/10/01    Colburn                 50,000          $0.10             $    5,182
--------------------------------------------------------------------------------
TOTAL                            1,363,000                            $1,735,886
                                 ---------                            ----------

         (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons and their equity owners has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Issuer.

         (e)      Not applicable.

CUSIP NO. 307260109                      13D                            13 OF 15

         Item 6:  Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer.

         Lincolnshire beneficially owns 108,050 shares of Common Stock. Portshire Corp., the general partner of Lincolnshire Associates, beneficially owns 108,050 shares of Common Stock and is a wholly owned subsidiary of Blackfriars. Therefore, Blackfriars, through its ownership of Portshire Corp., beneficially owns 108,050 shares of Common Stock. CED Pension Plan beneficially owns 234,900 shares of Common Stock. R. Colburn beneficially owns 258,100 shares of Common Stock(2).

         The directors and executive officers of Blackfriars have no agreement or understanding regarding investment with the members of the investment committee of CED Pension Plan or with R. Colburn, other than that attached hereto as Exhibit 7(1). The Reporting Persons, although disclaiming membership in a group, have nonetheless filed this Statement on Schedule 13D.


         Item 7:   Material to be Filed as Exhibits.

         Exhibit 2(b).  Officers and Directors of Portshire.
         Exhibit 2(c).  Officers and Directors of Blackfriars.
         Exhibit 7(1).  Agreement with Respect to Schedule 13D.




                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January __, 2002

                                             Lincolnshire Associates, Ltd.
                                             By Its General Partner,
                                             Portshire Corp.


                                             By /s/
                                               ---------------------
                                             Its  Vice President
                                                --------------------

CUSIP NO. 307260109                      13D                            14 OF 15


                                  EXHIBIT 2(C)

                                Blackfriars Corp.

                        Directors and Executive Officers

                                                            Present Principal
Name and Business Address          Title                Occupation or Employment
-------------------------         -------               ------------------------

K. W. Colburn                   Director                  Business Executive
555 Skokie Blvd., Suite 555     President
Northbrook, IL  60062

R. W. Colburn                   Director                  Business Executive
555 Skokie Blvd., Suite 555     Vice President and
Northbrook IL  60062            Assistant Secretary

C. C. Hogel                     Director                  Business Executive
555 Skokie Blvd., Suite 555
Northbrook, IL 60062

T. A. Lullo                     Treasurer and Assistant   Business Executive
31356 Via Colinas               Secretary
Westlake Village, CA 91362

D. C. Verbeck                   Secretary                 Tax Director
31356 Via Colinas
Westlake Village, CA 91362

CUSIP NO. 307260109                      13D                            15 OF 15


                                  EXHIBIT 7(1)

                     AGREEMENT WITH RESPECT TO SCHEDULE 13D

         The undersigned hereby agree that any Statement on Schedule 13D to be filed with the Securities and Exchange Commission by any of the undersigned, including any amendment thereto, with respect to securities of Fansteel, Inc., a Delaware corporation, may be filed by Lincolnshire Associates, Ltd., on behalf of all of the undersigned.

         IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed in counterparts by their duly authorized signatories as of this ____ day of January, 2002.

                                            Portshire Corp.


                                            By: /s/ [ILLEGIBLE]
                                               ---------------------
                                            Its: Vice President


                                            Blackfriars Corp.


                                            By: /s/ [ILLEGIBLE]
                                               ---------------------------
                                            Its: Secretary


                                            Employees' Retirement Plan of
                                            Consolidated Electrical
                                            Distributors, Inc.


                                            By: /s/ [ILLEGIBLE]
                                               ---------------------------
                                            on behalf and as a member of the
                                            Retirement Committee of Consolidated
                                            Electrical Distributors, Inc.




                                            ------------------------------
                                            Richard W. Colburn